
Dear friends,

I hope you are all well!
I have recently joined Corvidane as CEO and Board member. Corvidane is developing a treatment to prevent heart attacks, strokes, and liver transplants from NASH (Non-Alcoholic Steatohepatitis).

We are raising funds through a new Crowdfunding process called Reg CF. You can own equity in Corvidane through this new investing platform. Your Return on Investment comes from the sale or license of Corvida™ in 3 -5 years and we are already engaged with several interested companies. We are opening this up to family and friends first.
More information can be found at the following site.

https://wefunder.com/corvidane
https://help.wefunder.com/testing-the-waters-legal-disclosure

Please feel free to pass this on to friends and colleagues in your network.

Paresh.

I am Damion Boyer, the Co-founder of Corvidane, a unique pharmaceutical company developing Corvida™, a drug to prevent heart attacks, stroke and the leading cause of liver transplants.

We have a world-class team and research partners in place to successfully advance Corvida™'s development. I am asking for your support with our SEC Regulated Crowdfunding campaign by investing or simply sharing this opportunity with others. To learn more, go to: www.wefunder.com/corvidane.

Please feel free to contact me with any questions and thank you. Damion.

Disclosure: *"We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind."*

As you know, for the past several years I have been involved in the development of Corvida™ to prevent the two leading causes of death worldwide and the leading cause of liver transplants.
In a few weeks we will be launching our Regulation Crowdfunding (Reg CF) campaign with a goal of $1M. We are actively seeking a Lead Investor to invest a minimum of $50k. This could be a great opportunity for you or someone you know that wants to make an investment that can also make a serious impact on global health.

We have already been awarded $700k in subsidies from the Dutch government for further research on human tissues and cells. This includes a study that will demonstrate Corvida™'s affects on genes associated with Atherosclerosis, with results due in January of 2022.

I invite you to preview our current Reg CF landing page: www.wefunder.com/corvidane.

On this page, you can read more about our world-class team of medical experts, our research partners, our patents and our exit strategy. The full video is being produced by David Mathis , the website and pitch deck are being revised and all will be available before the launch.
Let me know if you have any questions or would like to discuss further. Please feel free to share this message with as many people as possible and thank you! Damion.

Legal disclosure.

I hope all is well.

I wanted to update you on an exciting development.

As you know, for the past several years I have been involved in the development of Corvida™ to prevent the two leading causes of death worldwide and the leading cause of liver transplants.
In a few weeks we will be launching our Regulation Crowdfunding (Reg CF) campaign with a goal of $1M. We are actively seeking a Lead Investor, but more importantly we want to share our story with as many people as possible.

We have already been awarded $700k in subsidies from the Dutch government for further research on human tissues and cells. This includes a study that will demonstrate Corvida™'s affects on genes associated with Atherosclerosis, with results due in January of 2022.

I invite you to visit our current Reg CF landing page www.wefunder.com/corvidane to learn more about our world-class team, our research partners, our patents and our exit strategy. The full video is in production, the website and pitch deck are being revised and all will be available before the public launch.

If you are interested in being our Lead investor I would like to arrange a time for Paresh and I to speak with you. If this isn't a fit, please share this opportunity with anyone you think would be interested. Thank you. Damion.

The final version of our video is on the WeFunder site.

If you are able to invest, it is greatly appreciated. If you are unable, please share our story with anyone you think would be interested, especially if they have been affected by Heart Attack, Stroke or have Type 2 Diabetes. This is an investment that can have real impact.

https://wefunder.com/corvidane
Legal Disclosure

Thank you. Damion.

If you have interest is being our Lead Investor, we should talk over the weekend (the Lead has voting control over the entire $1M). If not, please share our story with anyone you think would be interested, especially if they have been affected by Heart Attack, Stroke or have Type 2 Diabetes. This is an investment that can bring some real impact.

https://wefunder.com/corvidane
Legal Disclosure

Thank you! Damion.

If you are able to invest, it is greatly appreciated. If you are unable, please share our story with anyone you think would be interested, especially if they have been affected by Heart Attack, Stroke or Type 2 Diabetes. This is an investment that can have real impact.

https://wefunder.com/corvidane
Legal Disclosure

Thank you! Damion.

I hope you and yours are well. I wanted to update you on an exciting development. As you know, for the past several years I have been involved in the development of Corvida™ to prevent the two leading causes of death worldwide and the leading cause of liver transplants. In a few weeks we will be launching our Regulation Crowdfunding (Reg CF) campaign with a goal of $1M. We are actively seeking a Lead Investor, but more importantly we want to share our story with as many people as possible. We have already been awarded $700k in subsidies from the Dutch government for further research on human tissues and cells. This includes a study that will demonstrate Corvida™'s affects on genes associated with Atherosclerosis, with results due in January of 2022. I invite you to visit our current Reg CF landing page www.wefunder.com/corvidane to learn more about our world-class team, our research partners, our patents and our exit strategy. The full video is in production, the website and pitch deck are being revised and all will be available before the public launch. If you are interested in being our Lead investor I would like to arrange a time for Paresh and I to speak with you. If this isn't a fit, please share this opportunity with anyone you think would be interested. Thank you. Damion.

We're doing it again tomorrow. I won't send any more invites after this, but I do want my family and friends to have an opportunity to take advantage of Reg CF. https://www.businessinsider.com/raising-capital-through-equity-crowdfunding-investing-in-startups-2021-10?international=true&r=US&IR=T Topic: Investing in Corvidane (Open) Time: Oct 16, 2021 10:00 AM ET (~15 min) Introductions About Corvidane The Investing Process Q&A https://zoom.us/j/92892778022?pwd=aDhSZExuVW5Zb05uSTVZUDlEVmR0dz09

Meeting ID: 928 9277 8022 Passcode: 674632 https://wefunder.com/corvidane https://help.wefunder.com/testing-the-waters-legal-disclosure Topic: Investing in Corvidane (Friends & Family) Time: Oct 16, 2021 11:00 AM ET (~15 min) Introductions About Corvidane The Investing Process Q&A https://zoom.us/j/94770099490?pwd=VUhrMFl2YnF0b1l2RStUNTZraGU3QT09 Meeting ID: 947 7009 9490 Passcode: 132021 https://wefunder.com/corvidane https://help.wefunder.com/testing-the-waters-legal-disclosure

------

Info/Investor Zoom Saturday, September 11th @ 10 am PT: www.wefunder.com/corvidane https://zoom.us/j/96375622139?pwd=MFYyaDVCZElBQlhxdFBzZzM1c3Erdz09 Meeting ID: 963 7562 2139 Passcode: 425325

I am contacting you because my company is a black owned pharma company targeting diseases that disproportionally affect POC. We are getting the word out for an upcoming campaign: Draft Video https://youtu.be/N6m5p9vj-no Reg CF page https://wefunder.com/corvidane Feel free to share these links and If you have any questions or would like to know more, feel free to contact me at damion@Corvidane.com. Thank you. Damion.

Corvidane is developing Corvida™ to prevent the heart attack, stroke and the leading cause of liver transplants. On Saturday, September 11th at 1pm ET you can learn more about Corvidane and our current fundraising campaign: www.wefunder.com/corvidane. Corvidane Investor Informational Meeting https://zoom.us/j/96375622139?pwd=MFYyaDVCZElBQlhxdFBzZzM1c3Erdz09Meeting ID: 963 7562 2139 Passcode: 425325

LinkedIn Post 1:

Damion J. Boyer
Co-Founder & COO
1mo •

#WorldStrokeDay2021 #Corvidane #Corvida

Corvidane
92 followers
1mo •

It's World Stroke Day. Let's change this and make it history. We are developing a drug to fight heart attack an stroke and you can now be part of this. Go to Wefunder.com/Corvidane and learn more about how you can invest and grow with our success.


WORLD
STROKE
DAY 29TH OCT

LinkedIn Post 2:

Posted by **Damion J. Boyer** • 10/1/2021

Corvidane
92 followers
2mo •

We are live! Take a look at our video here: www.WeFunder.com/Corvidane
Make an investment that may save lives. Your support is appreciated.
Please share this message with anyone with a heart.❤️ ...see more



Invest in Corvidane: Developing a novel, safe drug to prevent heart attacks, strokes, and liver transplants from NASH. | Wefunder

wefunder.com • 1 min read

Dr. Bijon Chatterji and 1 other

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Facebook:

Damion J. Boyer
October 1 ·

We are live! Take a look at our video here: www.WeFunder.com/Corvidane
Make an investment that may save lives. Your support is appreciated.
Please share this message with anyone with a heart.❤️

See here for important legal disclosures https://lnkd.in/ggEi95uN... **See more**



WEFUNDER.COM

Invest in Corvidane: Developing a novel, safe drug to prevent heart attacks, strokes, and liver transplants from NASH. | Wefunder

Dion Boyer and Garnetta Moody

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KPN NL 22:30 71%

DABO_NYC

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Liked by **evelyneverpaalen** and **14 others**

dabo_nyc We are live! Take a look at our video here: www.WeFunder.com/Corvidane (Link in bio) and let me know what you think. Make an investment that may save lives. Your support is appreciated.
Please share this message with anyone with a heart.
❤️

See here for important legal disclosures https://help.wefunder.com/testing-the-waters-legal-disclosure
#medical #research #heartdisease #health #invest

October 1

One-Pager:


This is an opportunity to be an early investor in Corvidane, a company developing Corvida™ to prevent Heart Attacks, Stroke, and liver transplant due to Non-alcoholic Fatty Liver Disease.
1. Your "Reservation" is not accessible by Corvidane until SEC filings are complete and Corvidane reaches a minimum of $50k in Reservations
2. WeFunder will contact you before your "Reservation" is converted into an actual Investment
3. The use of Investments and the Investment terms can be found on the Corvidane Reg CF page: www.wefunder.com/corvidane
4. You receive a return on your investment when Corvidane sells or licenses Corvida™
Corvidane
See here for important legal disclosures https://help.wefunder.com/testing-the-waters-legal-disclosure